# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xos, Inc., CIK 0001819493
CUSIP: 98423B306
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Date of event which requires filing of this statement: 08/25/2025
Amends the filing with accession number 0001213900-21-045602
Filed by CIK 0001877937
Persons authorized to receive notices and communications: Giordano Sordoni, Xos, Inc., 3550 Tyburn Street, Los Angeles, California (CA), 90065, 818-316-1890

## Reporting persons
- Giordano Sordoni (CIK 0001877937): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,216,251; shared voting power 0; sole dispositive power 1,216,251; shared dispositive power 0; aggregate amount beneficially owned 1,216,251 (10.4% of the class)
  Comment: (1) [Line 7 and 9] Includes 251,431 shares of common stock, par value $0.0001 per share ("Common Stock"), of Xos, Inc. (the "Issuer") issuable pursuant to restricted stock units ("RSUs") held by the Reporting Person that will vest within 60 days of March 5, 2026.
  
  (2) [Line 13] Based on approximately 11,744,965 outstanding shares of Common Stock, consisting of (i) 11,493,534 shares of the Issuer's Common Stock outstanding as of November 10, 2025 as reported in the Issuer's Annual Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 14, 2025 (the "Form 10-Q"); and (ii) an additional 251,431 shares of Common Stock issuable pursuant to RSUs held by the Reporting Person that will vest within 60 days of March 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Xos, Inc.
Address of issuer's principal executive offices: 3550 Tyburn Street, Los Angeles, California (CA), 90065
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Statement of
Beneficial Ownership on Schedule 13D filed by the undersigned with the SEC on August 30, 2021 (as it may be amended and supplemented from time to time, the "Schedule 13D") with respect to the Common Stock, par value
$0.0001 per share (the "Common Stock"), of Xos, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings previously defined in the
Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: The person filing this statement is Giordano Sordoni (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 3550 Tyburn Street, Los Angeles, CA 90065
Present principal occupation or employment: The principal occupation and business address of the Reporting Person is as follows: Chief Operating Officer, Xos, Inc. and 3550 Tyburn Street, Los Angeles, CA 90065
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth under Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 25, 2025, the Issuer issued 1,803,262 shares of Common Stock ("Interest Shares") to the holder in payment of approximately $6.0 million of accrued interest on a Second Amended and Restated Convertible
Promissory Note. The issuance of Interest Shares increased the number of outstanding shares of Common Stock by over 20%, resulting in a proportional decrease in the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person.

On September 10, 2025, as previously disclosed on a Form 4 filed by the undersigned, the Issuer granted to
Giordano Sordoni an award of 646,158 Restricted Stock Units ("RSUs") under the Issuer's 2021 Equity Incentive
Plan. Approximately 33% of such RSU shall vest on March 10, 2026 (the "Initial Vesting Date"), and the remainder of the RSU Award shall vest in twenty-four (24) approximately equal installments on the 10th day of each calendar month thereafter; provided that Giordano Sordoni remains in continuous service to the Issuer at each such time.

Giordano Sordoni serves as a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, Giordano Sordoni does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein and except as may be proposed by Mr. Sordoni in his capacity as a director of the Issuer, or by such board of directors with Mr. Sordoni's participation. Mr. Sordoni reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his holdings in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Schedule 13D.

Mr. Sordoni may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of
Common Stock held by him in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information relating to the beneficial ownership of shares of Common Stock by Mr. Sordoni set forth in Rows 7 through 11 and 13 of the cover page hereto is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information relating to the beneficial ownership of shares of Common Stock by Mr. Sordoni set forth in Rows 7 through 11 and 13 of the cover page hereto is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
(c) The information set forth under Item 4 above is incorporated herein by reference.

Except for the withholding of shares of Common Stock upon monthly vesting of Mr. Sordoni's RSUs - 3,778 shares on January 10, 2026 and 3,787 shares on February 10, 2026, the Reporting Person has had no transactions in the shares of Common Stock during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Item 4 above is incorporated herein by reference.

## Signatures
- Giordano Sordoni: /s/ Giordano Sordoni, Giordano Sordoni (03/05/2026)